

10032410

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
OCT 28 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/1/09 (MM/DD/YY) AND ENDING 08/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBW Securities, LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3355 Cochran Street suite 100
(No. and Street)

Simi Valley	CA	93063
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Brown (404) 303-8840 ext 205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mike Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBW Securities. LLP, as of August 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


BENGIE MAR S DIAMOS
MY COMMISSION EXPIRES
NOTARY
PUBLIC
FEBRUARY 15, 2014
FORSYTH COUNTY, GEORGIA

Signature

Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HBW SECURITIES LLC

TABLE OF CONTENTS

 SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Members' of
HBW Securities LLC

We have audited the accompanying statement of financial condition of HBW Securities LLC as of August 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HBW Securities LLC as of August 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
October 17, 2009

HBW SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2010

ASSETS

CASH	$	219,883
COMMISSIONS RECEIVABLE		209,267
PREPAID EXPENSES		13,814
DEPOSITS		6,458
Total assets	**$**	**449,422**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Commissions payable	$	186,908
Other payables		7,477
Total liabilities		194,385
CONTINGENCIES (Note 5)		
MEMBERS' EQUITY (Notes 2 and 4):		
Class A units, 660,000 units authorized; 442,000 units outstanding		95,534
Class B units, 340,000 units authorized; 149,000 units outstanding		159,503
Total members' equity		255,037
Total liabilities and members' equity	**$**	**449,422**

The accompanying notes are an integral part of this statement

NOTES TO FINANCIAL STATEMENT

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

HBW Securities LLC (the "Company") was incorporated in California on April 8, 2005 and began operations on January 1, 2006. The Company operates as a securities broker-dealer in mutual funds and variable annuities.

15c3-3 Exemption

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore is exempt from the possession and control requirements and the reserve requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

Revenue Recognition

Revenue associated with mutual fund and variable annuity commissions and the related commission expenses are recognized on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers investments with maturities less than three months to be cash equivalents.

Income Taxes

The Company is a limited liability company and is recognized as a Partnership by the Internal Revenue Service. Accordingly, the Company does not record a provision for income taxes because each member reports their share of the Company's income or loss on their income tax returns.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 740-10, *Accounting for Uncertainty in Income Taxes.* FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At August 31, 2010, the Company had net capital and net capital requirements of $212,406 and $12,959, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.92 to 1. According to Rule 15c3-1 the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement (the "Agreement") with an affiliated company, HBW Insurance and Financial Services, Inc. ("Insurance"). Under the Agreement, the Company pays Insurance a monthly amount based on activity and net income to cover expenses paid by Insurance, such as office space, equipment, telephone, salaries and other operational services. During the year ended August 31, 2010, the Company paid Insurance $441,488 to cover its portion of expenses paid by Insurance.

NOTE 4 - MEMBERS' EQUITY

The Company is authorized to issue up to 1,000,000 Units, of which 660,000 are denominated as Class A Units and the remaining amount denominated as either Class B Units or Class C Units as determined by the managers. Class A units are deemed to be the managing units and accordingly, have all the voting rights to make management decisions. Class B and C units are non-voting units.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company's financial instruments, including cash, commissions receivables, deposits, prepaid expenses, commission payable and other payables are carried at amounts that approximate fair value due to their short-term maturities.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

HBW SECURITIES, LLC

ASSESSMENT RECONCILIATION PURSUANT TO FORM SIPC-7

YEAR ENDED AUGUST 31, 2010

 SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
HBW Securities LLC
3355 Cochran St., Ste 100
Simi Valley, CA 93063

Ladies and Gentlemen,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2010, which were agreed to by HBW Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating HBW Securities, LLC compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). HBW Securities LLC's management is responsible for the HBW Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended August 31, 2010, with the amounts reported in Form SIPC-7 for the year ended August 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
October 21, 2010

HBW SECURITIES LLC

ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
AUGUST 31, 2010

General Assessment per amended form SIPC-7, including interest	$ 1,050.00
Less payments made with SIPC-4 and SIPC-6	(1,408.00)
Overpayment reported with amended Form SIPC-7	$ (358.00)

See independent accountants' report

HBW SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2010



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

HBW SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2010

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**